SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549 FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

GLOBAL CROSSING NORTH AMERICA, INC.

(Name of Applicant)

1080 Pittsford-Victor Road
Pittsford, NY 14534
(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount
11% Senior Secured Notes Due 2006	Aggregate principal amount of $200,000,000

Approximate date of proposed public offering: Upon the Effective Date under the Plan (as defined herein), presently anticipated to be on or about January 21, 2003.

Mitchell Sussis Vice President Global Crossing North America, Inc.
7 Giralda Farms
Madison, NJ 07940

(Name and Address of Agent for Service)

With copies to:

Peter M. Labonski, Esq.	Jeremy W. Dickens, Esq.
Latham & Watkins	Weil, Gotshal & Manges LLP
885 Third Avenue	767 Fifth Avenue
New York, New York 10022	New York, NY 10153

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

FORM T-3 general

ITEM 1.    GENERAL INFORMATION.

(a) The Applicant is a corporation.

(b) The Applicant was organized under the laws of the State of New York.

ITEM 2.    Securities Act Exemption Applicable.

The Applicant intends to offer, under the terms and subject to the conditions set forth in a Disclosure Statement (the “Disclosure Statement”) and an accompanying Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code (the “Plan”), each filed as an exhibit hereto, Senior Secured Notes due 2006 (the “New Senior Notes”) in an aggregate principal amount equal to $200,000,000. The New Senior Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”).

The New Senior Notes are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by section 1145 of title 11 of the United States Code, as amended (the “Bankruptcy Code”). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property. The Applicant believes that the offer and exchange of the New Senior Notes under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange are exempt from the registration requirements referred to above. For a more complete description of the New Senior Notes, reference is made to the Indenture.

AFFILIATIONS

ITEM 3.    Affiliates.

An organizational chart of the Applicant, its corporate parents, and the subsidiaries of its immediate corporate parent is attached hereto as Exhibit T3G-1 and is incorporated herein in its entirety by reference. Each subsidiary shown in Exhibit T3G-1 is owned by its parent, unless otherwise noted. Exhibit T3G-1 omits 115 foreign affiliates of the Applicant (none of which is a direct or indirect subsidiary of the Applicant) whose disclosure would be detrimental to the Applicant.

Certain directors and executive officers of the Applicant may be deemed to be “affiliates” of the Applicant by virtue of their positions with the Applicant. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

ITEM 4.    Directors and Executive Officers.

The Applicant’s directors are Carl Grivner and Mitchell Sussis. The complete mailing address for each of these directors is 7 Giralda Farms, Madison, NJ 07940. A new slate of executive officers has been proposed, but as of the date of this Application, this slate has not yet been confirmed.

ITEM 5.    Principal Owners of Voting Securities.

As of the date hereof, 100% of the Applicant’s common stock is owned by Global Crossing North American Holdings, Inc., a Delaware corporation. There are no other voting securities of the Applicant.

The Plan does not contemplate any changes to the holders of the voting stock of the Applicant.

UNDERWRITERS

ITEM 6.    Underwriters.

Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this Application.

No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

ITEM 7.    Capitalization.

(a) The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of December 31, 2001.

Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $1.00 per share	1000 shares	1000 shares
7 1/4% Senior Notes due 2004	$300 million	$300 million
9.3% Medium Term Notes due 2004	$20 million	$20 million
6% Dealer Remarketed Securities due 2013	$200 million	$200 million
9% Medium Term Notes due 2021	$100 million	$100 million

(b) Each share of the Applicant’s common stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the Applicant’s common shareholders.

INDENTURE SECURITIES

ITEM 8.    Analysis of Indenture Provisions.

The following is a general description of certain provisions of the Indenture to be qualified. The description is qualified in its entirety by reference to the form of Indenture filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the Indenture.

Events of Default; Withholding of Notice.

Each of the following are Events of Default under the Indenture:

(a)	default for 30 days in the payment when due of interest on the New Senior Notes;

(b)	default in the payment when due of the principal of the New Senior Notes;

(c)	failure by the Applicant or any of its Restricted Subsidiaries to comply with certain provisions of the Indenture for 30 days after notice;

(d)	failure by the Applicant or any of its Restricted Subsidiaries for 60 days after notice to comply with any of its other agreements in the Indenture or any of the Security Documents;

(e)
default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Applicant or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Applicant or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee exists as of the date of the Indenture, or is created after the date of the Indenture, which default permits the holder or holders of such Indebtedness (or any agent or trustee on their behalf) to immediately declare such Indebtedness to be due and payable (without any notice, other than demand for payment, or lapse of time) to the extent that the aggregate amount of such Indebtedness in respect of such defaults occurs is $50.0 million or more;

(f)
failure by the Applicant or any of its Restricted Subsidiaries to pay final judgments not subject to appeal aggregating in excess of $50.0 million or more (net of applicable insurance coverage which is acknowledged in writing by the insurer), which judgments are not paid, discharged or stayed for a period of 60 days;

(g)
except as provided by the Indenture, any Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee;

(h)
the Applicant or any of its Restricted Subsidiaries pursuant to or within the meaning of any Bankruptcy Law (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a custodian of it or for all or substantially all of its property, (iv) makes a general assignment for the benefit of its creditors, or (v) generally is not paying its debts as they become due;

(i)
a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Applicant or any of its Restricted Subsidiaries, (ii) appoints a custodian of the Applicant or any of its Restricted Subsidiaries or for all or substantially all of the property of the Applicant or any of its Restricted Subsidiaries, or (iii) orders the liquidation of the Applicant or any of its Restricted Subsidiaries; and the order or decree remains unstayed and in effect for 60 days; or

(j)
Any of the following shall occur: (i) the Liens created by the Security Documents shall at any time, with respect to any material portion of the property of the Debtor Parties taken as a whole, not constitute valid and perfected Liens on the Collateral intended to be covered thereby (to the extent perfection by filing, registration, recordation or possession is required therein or in the Indenture) in favor of the Trustee for the benefit of the Holders under the Indenture, free and clear of all other Liens (other than certain Liens permitted under the Indenture or under the respective Security Documents); (ii) except for expiration in accordance with its terms, any of the Security Documents shall for whatever reason be terminated, or shall cease to be in full force and effect, with respect to any material portion of the property of the Debtor Parties taken as a whole; or (iii) any Liens created thereunder shall be declared invalid or unenforceable or any Debtor Party shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable.

The Trustee may withhold from holders of the New Senior Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines in good faith that withholding notice is in their interest.

Authentication and Delivery of New Senior Notes; Application of Proceeds.

The New Senior Notes will be executed on behalf of the Applicant by two Officers of the Applicant. Such signatures may be manual or by facsimile. The Applicant’s seal, if any, will be reproduced on the New Senior Notes. If an Officer whose signature is on a New Senior Note no longer holds that office at the time the Trustee or authenticating agent authenticates the Note, the Note will be valid nevertheless. A New Senior Note will not be valid until the Trustee or any duly appointed authenticating agent manually signs the certificate of authentication on such New Senior Note. Such signature will be conclusive evidence that the New Senior Note has been authenticated under the Indenture.

There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Senior Notes because the New Senior Notes will be issued as part of an exchange for currently outstanding indebtedness, as provided in the Plan.

Release or Release and Substitution of Property.

The Applicant and the other Debtor Parties will enter into one or more security agreements, pledge agreements, assignments, mortgages or other similar instruments or documents as shall be necessary in order that the Trustee shall enjoy, for the benefit of the Trustee and the Holders, a lien and security interest on all of the property of the Debtor Parties described in the definition of “Collateral” in the Indenture, existing on the date of the Indenture or thereafter arising, and wherever located. Concurrently with the execution and delivery of such agreements, assignments, mortgages and other instruments or documents, the Debtor Parties will furnish to the Trustee certain opinions of counsel and other documents and instruments set forth in the Indenture.

So long as no Default or Event of Default has occurred and is continuing, upon certain asset sales and dispositions permitted by the Indenture, Collateral which was the subject of such asset sales or other dispositions will be released from the Lien and security created by the Indenture and the Security Documents in accordance with the provisions of the Indenture, the Security Documents and the Trust Indenture Act. In addition, so long as no Default or Event of Default has occurred and is continuing, upon such an asset sale or other disposition that results in any Guarantor no longer being a Subsidiary of the Applicant, such Guarantor shall be released from its obligations as a guarantor and from the Lien and security created by the Indenture and the Security Documents in accordance with the provisions of the Indenture, the Security Documents and the Trust Indenture Act.

Satisfaction and Discharge of the Indenture.

The Indenture will be discharged and will cease to be of further effect as to all New Senior Notes issued thereunder, when:

(1)  either (A) all New Senior Notes that have been authenticated (except lost, stolen or destroyed New Senior Notes that have been replaced or paid and New Senior Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Applicant) have been delivered to the Trustee for cancellation; or (B) all New Senior Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Applicant or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Senior Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)  no Default or Event of Default has occurred and is continuing on the date of such deposit or will occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Applicant or any Guarantor is a party or by which the Applicant or any Guarantor is bound;

(3)  the Applicant or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4)  the Applicant has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the New Senior Notes at maturity or the redemption date, as the case may be.

Statement as to Compliance.

The Applicant and each Guarantor will deliver to the Trustee (to the extent that such Guarantor is so required under the TIA), within 90 days after the end of each fiscal year ending after the date of the Indenture, an Officers’ Certificate stating that a review of the activities of the Applicant and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Debtor Parties have kept, observed, performed and fulfilled their obligations under the Indenture and the Security Documents, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Debtor Parties have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and the Security Documents and are not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and the Security Documents (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Debtor Parties are taking or propose to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Senior Notes is prohibited or if such event has occurred, a description of the event and what action the Debtor Parties are taking or propose to take with respect thereto.

So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to the Indenture will be accompanied by a written statement of the Applicant’s independent public accountants (who will be a firm of established national reputation in the United States) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Applicant has violated certain provisions of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

In the event that any Debtor Party becomes aware of any events which would constitute a Default or Event of Default, the Applicant within five Business Days after it becomes aware thereof, will give to the Trustee written notice of such events, their status and the nature of any actions taken or proposed to be taken by the Applicant in respect of such events.

ITEM 9.    Other Obligors.

The Applicant’s obligations with respect to the New Senior Notes will be guaranteed by certain affiliates of the Applicant. As of the date of this Application, such guarantors have not yet been identified.

Contents of Application for Qualification. This Application for Qualification comprises—

(a)  Pages numbered 1 to 9, consecutively (including an attached Exhibit Index).

(b)  The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c)  The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit T3A	Certificate of Incorporation of Applicant.

Exhibit T3B	Bylaws of Applicant.

Exhibit T3C	Form of Indenture among Applicant, the Guarantors and the Trustee.

Exhibit T3D	Not Applicable.

Exhibit T3E
Debtors’ Disclosure Statement and accompanying Joint Plan of Reorganization of Debtors under Chapter 11 of the Bankruptcy Code. Incorporated by reference to Exhibit 2.1 to a Current Report on Form 8-K filed by Global Crossing Ltd. on October 28, 2002.

Exhibit T3F
Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

Exhibit T3G-1	Organizational chart of Applicant and its affiliates

Exhibit T3G-2	Statement of eligibility and qualification of the Trustee on Form T-1.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Global Crossing North America, Inc., has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Madison, State of New Jersey, on the 28th day of October, 2002.

GLOBAL CROSSING NORTH AMERICA, INC.

By:	/s/ Mitchell Sussis

Name:	Mitchell Sussis

Title:	Vice President

Attest: /s/ Arlene Bell
Name: Arlene Bell
Title: Corporate Governance Coordinator

Exhibit Index

Exhibit T3A	Certificate of Incorporation of Applicant.

Exhibit T3B	Bylaws of Applicant.

Exhibit T3C	Form of Indenture among Applicant, the Guarantors and the Trustee.

Exhibit T3D	Not Applicable.

Exhibit T3E
Debtors’ Disclosure Statement and accompanying Joint Plan of Reorganization of Debtors under Chapter 11 of the Bankruptcy Code. Incorporated by reference to Exhibit 2.1 to a Current Report on Form 8-K filed by Global Crossing Ltd. on October 28, 2002.

Exhibit T3F
Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

Exhibit T3G-1	Organizational chart of Applicant and its affiliates

Exhibit T3G-2	Statement of eligibility and qualification of the Trustee on Form T-1.